ANNUAL INFORMATION FORM

For the Year Ended

December 31, 2013

March 31, 2014

FORWARD-LOOKING INFORMATION

This Annual Information Form (“AIF”) may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this AIF, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this AIF or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this AIF, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in respect of events and circumstances that occurred during the period to which its Management’s Discussion and Analysis relates that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete that the reporting issuer previously disclosed to the public.

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this AIF is as of December 31, 2013.

Currency and Exchange Rates

In this AIF, unless otherwise specified, all references to “dollars” and to “C$” are to Canadian dollars, references to “U.S. dollars” and to “US$” are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

	Year Ended December 31
	2013	2012	2011
End of period	1.0636	0.9949	1.0170
High for the period	1.0697	1.0443	1.0778
Low for the period	0.9839	0.9642	0.9686
Average for the period	1.0299	0.9996	1.0163

The Bank of Canada noon buying rate on March 31, 2014 for the purchase of one United States dollar using Canadian dollars was C$1.1064 (one Canadian dollar on that date equalled US$0.9038) .

Glossary of Geological and Mining Terms

Certain terms used in this AIF are defined as follows:

Amphibolite: metamorphic rock composed chiefly of amphibole with minor plagioclase and little quartz.

Andalusite: an aluminium-silicate metamorphic mineral found in high-temperature, low pressure metamorphic terranes.

Aplite: an intrusive igneous rock in which quartz and feldspar are the dominant minerals.

Assay: the chemical analysis of an ore, mineral or concentrate to determine the amount of valuable species.

Breccia: rock consisting of more or less angular fragments in a matrix of finer-grained material.

Carbonaceous: containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the whole mass.

Dacite: an igneous, volcanic rock with high iron content.

Diabase: a fine-grained intrusive igneous rock.

Diorite: intermediate coarse grained igneous rock.

Dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock, generally vertical in nature.

Footwall: the underlying side of a fault, ore body, or mine working; particularly the wall rock beneath an inclined vein or fault.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without recourse to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Granitoid: pertaining to or composed of granite.

Gneiss: a type of rock formed by high-grade regional metamorphic processes from pre-existing formations of igneous or sedimentary rocks.

Hanging wall: the overlying side of an ore body, fault, or mine working, especially the wall rock above an inclined vein or fault.

ICP AES: inductively couple plasma atomic emission spectroscopy is a geochemical analytic technique.

ICP MS: inductively couple plasma mass spectroscopy is a geochemical analytic technique.

ICP MS/AAS: inductively couple plasma mass spectroscopy/atomic absorption spectroscopy is a geochemical analytic technique.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: is defined in NI 43-101 as that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

JV: joint venture.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Lamprophyre: a group of dark-coloured, porphyritic, medium grained igneous rocks usually occurring as dykes or small intrusions.

Leach: to dissolve minerals or metals out of ore with chemicals.

Measured mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource: is defined in NI 43-101 as a concentration or occurrence (deposit) of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return royalty or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

Pegmatite: a very coarse-grained igneous rock that has a grain size of 20 millimetres or more.

Phyllite: a regional metamorphic rock, intermediate in grade between slate and schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces of cleavage.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Run-of-mine: ore in its natural state as it is removed from the mine that has not been subjected to additional size reduction.

Schist: a strongly foliated crystalline rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).

Shear zone: a tabular zone of rock that has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Linear Measurements
1 inch	=	2.54 centimeters
1 foot	=	0.3048 meter
1 yard	=	0.9144 meter
1 mile	=	1.609 kilometers

Area Measurements
1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometers

Units of Weight
1 short ton	=	2000 pounds or 0.893 long ton
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.1023 short tons
1 pound (16 oz)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz	=	31.1035 grams
1 troy oz per short ton	=	34.2857 grams per metric ton

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz/short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917

Temperature Conversion Formulas
Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols
AA	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
cm	centimeter
C.P.G.	Certified Professional Geologist
Cu	copper
F	fluorine
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
kg	kilogram
km	kilometer
m	meter(s)
Ma	million years ago
Mn	manganese
Mo	molybdenum
n	number or count
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
ppb	parts per billion
ppm	parts per million
sq	square
Sb	antimony
Tl	thallium
Zn	zinc

CORPORATE STRUCTURE

Name, Address and Incorporation

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX Venture Exchange (“TSX-V”) listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act.

EMX’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 704 – 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

Eurasian is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 issuer, and the NYSE MKT (formerly known as the American Stock Exchange or AMEX). Eurasian’s common shares without par value (“Common Shares”) are traded on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

Inter-corporate Relationships

The corporate structure of Eurasian, its material (holding at least 10% of EMX’s assets, by value) subsidiaries, the percentage ownership that Eurasian holds or has contractual rights to acquire in such subsidiaries (if not wholly-owned) and the jurisdiction of incorporation of such corporations is set out in the following chart:

DESCRIPTION OF THE BUSINESS

Overview

Eurasian is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

Eurasian operates primarily as a royalty and prospect generator. Under the royalty and prospect generation business model, Eurasian acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash payments. Through its various partnership agreements, Eurasian also continues to provide technical and commercial assistance to partner companies as the projects advance. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated brownfields discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

Strategic investments are an important complement to the Company’s royalty and prospect generation. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian’s core group of entrepreneurial geologists. These seasoned professionals develop innovative commercial approaches, rethink geologic models, and uncover new investment opportunities. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

Specialized Skill and Knowledge

All aspects of Eurasian business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration industry is intense. Eurasian competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power – all of which are readily available on or near its properties – Eurasian does not require any raw materials with which to carry out its business.

Intangible Property

Eurasian does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

Eurasian’s joint venture business model is cyclical as it is impacted by commodity prices and cycles, however, its business is not seasonal.

Economic Dependence

Eurasian’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that Eurasian’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of Eurasian’s exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, Eurasian expects this evolution (which affects most mineral exploration companies) might result in increased costs.

Employees

At December 31, 2013, Eurasian had 46 employees and consultants working at various locations throughout the world.

Foreign Operations

The majority of Eurasian’s properties are located outside of North America and many are located in areas traditionally considered to be risky from a political or economic perspective.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against Eurasian within the three most recently completed financial years or the current financial year.

Material Reorganizations

Except as disclosed under the heading “Three Year History,” there has not been any material reorganization of Eurasian or its subsidiaries within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

Eurasian has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

Eurasian is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and a pro-active Stakeholder Engagement Strategy (the “Policies”). These Policies will be reviewed and updated on an annual or “as needed” basis. EMX ensures these Policies are made known to all its managers, staff, contractors and partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its joint venture partners to adopt the same Policies.

1.	Environmental Policy

The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

Eurasian will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2.	Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders that the Company’s exploration and development programs may impact on is considered an important part of the long-term investment that the Company is planning in worldwide exploration programs but particularly in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region.

Eurasian recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:

  communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;

  inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and

  identify any vulnerable or marginalized groups within the affected communities (e.g. women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, Eurasian will work actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.

3.	Labour, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long term success of the Company.

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with Performance Standards 2, Labor and Working Conditions of the International Finance Corporation, a member of the World Bank Group.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labour, health and safety and good international industry practices are implemented and maintained by Eurasian, including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labour or forced labour.

The Company’s aim is at all times to achieve zero lost-time injuries and fatalities.

4.	Development Stage Environmental and Social Management Policy

Eurasian will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

Risk Factors

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of Eurasian’s business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2013 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may, in the future, fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal Year Ended December 31, 2011

Until 2011, Eurasian’s fiscal year ended on March 31. In 2011 Eurasian changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in fiscal year end was made for the purpose of streamlining Eurasian’s financial reporting.

In February 2011, Eurasian entered into a Strategic Alliance and Earn-in Agreement with Antofagasta Minerals S.A. (“Antofagasta”), a publicly traded (LSE: ANTO) copper mining company headquartered in Chile. This agreement focuses primarily on copper exploration in Sweden and includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions) an agreement to designate Eurasian’s Kiruna South copper property as a Designated Project and granting Antofagasta the right to earn up to a 70% interest therein and a $5,005,000 private placement in Eurasian. See “Mineral Properties – Sweden”.

On March 1, 2011 Antofagasta purchased 1,540,000 units from the Company at a price of $3.25 per unit for proceeds of $5,005,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each full warrant entitles Antofagasta to purchase one additional Common Share for $4.00 until March 1, 2013. As part of the same private placement, Eurasian issued an additional 3.96 million units for additional proceeds of $12,870,000. In connection with some of the subscriptions, Eurasian paid finders’ fees of $464,978 (5%) and issued 286,140 finder warrants (5%), each finder warrant was exercisable to acquire one Common Share for $3.50 until March 2013.

On March 18, 2011, Brian K. Levet was appointed to the Board of Directors.

On April 7, 2011, a Regional Acquisition Agreement between Eurasian’s wholly-owned subsidiary, Bronco Creek Exploration, Inc. (“Bronco Creek” or “BCE”) and Vale S.A. (“Vale”), a publicly traded (NYSE: VALE and São Paulo, Hong Kong, Paris and Madrid stock exchanges) mining company based in Brazil, which focuses on identifying and developing copper projects in the western United States, was reached. See “Mineral Properties – North America”.

In July 2011, the Company announced that it intended to pay discretionary bonuses through the issuance of an aggregate of 300,000 Common Shares to five officers and one director under its Incentive Stock Grant Program approved by disinterested shareholders at the Company’s annual general meeting held on August 24, 2010. The Common Shares would be issued in three tranches over a two year period. The Company also announced that it intended to issue an aggregate of 157,500 Common Shares as a bonus to 15 employees and consultants. The Common Shares will be issued in three tranches over a two year period. The first tranche of Common Share were issued on October 14, 2011.

Fiscal Year Ended December 31, 2012

On January 24, 2012, Eurasian filed a registration statement on Form 40-F with the United States Securities and Exchange Commission (“SEC”) relating to the registration of its Common Shares under the Securities and Exchange Act of 1934 in the United States. On January 30, 2012, the Common Shares were listed for trading on the NYSE MKT.

On February 9, 2012, Eurasian announced that it had extended the expiration date of 678,611 warrants held by employees or insiders of, or consultants to, BCE or Eurasian from January 9, 2012 to February 22, 2013. These warrants were issued on January 29, 2010 as part of the consideration paid by Eurasian in connection with the acquisition of BCE. Due to a trading blackout imposed by Eurasian relating to its acquisition of Bullion, the warrant holders were unable to exercise the warrants until the blackout was lifted subsequent to the public announcement of the BULM transaction on February 7, 2012. Each warrant entitled the holder to purchase one share of Eurasian common stock at a price of $2.00. Each of the 678,611 warrants was exercised on or before the expiration date, as extended, resulting in gross proceeds to Eurasian of $1,357,222.

On April 2, 2012, a subsidiary of Eurasian and its joint venture partner, Australian Securities Exchange (“ASX”) listed Chesser Resources Limited (“Chesser”), signed an Option Agreement (the “Sisorta Agreement”) on their jointly owned (EMX: 49% interest; Chesser: 51% interest) Sisorta gold property located in north-central Turkey with Çolakoğlu Ticari Yatirim A.Ç. (“Çolakoğlu”), a privately owned Turkish company. The Sisorta Agreement required Çolakoğlu to make an up-front payment of 100 troy ounces of gold bullion, or its cash equivalent, and to undertake a US$500,000 work commitment over the first year. Çolakoğlu terminated its option on March 21, 2013.

In May 2012, Dr. Stephen Enders resigned as Executive Chairman of the Board of Directors and was appointed Chief Operating Officer. Michael Winn assumed the role of Chairman of the Board.

On August 15, 2012, the Company appointed Jan N. Steiert as Chief Legal Officer of the Company.

On August 17, 2012, the Company completed its acquisition of BULM following approval by BULM's shareholders at a special meeting held earlier that day. Under the terms of the transaction, BULM shareholders received 0.45 of a Common Share and US$0.11 in cash for each share of BULM common stock held as of the record date. The value of the total consideration paid to BULM shareholders was approximately US$36.4 million.

In connection with the closing of the merger, James A. Morris, the former President of Bullion, joined Eurasian’s Board of Directors. In addition, R. Don Morris, the former CEO of Bullion, was appointed to EMX's advisory board. Both appointments were effective August 17, 2012.

On August 23, 2012, the Company announced that intended to pay discretionary bonuses through the issuance of an aggregate of 364,500 Common Shares as a bonus to five officers and a director. The Common Shares would be issued under the Company’s Incentive Stock Grant Program of up to 300,000 Common Shares available each year which was approved by disinterested shareholders at the Company’s Annual General Meeting held on August 24, 2010 and through an additional one time issuance of up to 700,000 Common Shares as bonuses to certain officers and directors which was approved by shareholders at the Company’s Annual General Meeting held on August 16, 2011. The Common Shares will be issued in three tranches over a period of two years. The first tranche was issued on October 15, 2012.

Fiscal period ended December 31, 2013

Paul H. Zink ceased to be President of Eurasian Capital on January 31, 2013.

On February 27, 2013, the Company announced that its wholly-owned subsidiary, Eurasia Madencilik Ltd. Sti. (“EMX Turkey”), had executed a definitive agreement with Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a private Turkish company, giving Tumad an option to acquire the Company’s Trab-23 gold (copper-molybdenum) porphyry project in northeast Turkey (the “Trab-23 Agreement”). The Trab-23 Agreement consists of: in-ground spending requirements to further develop the asset's value; a revenue stream of annual earn-in and pre-production payments; and a revenue stream based upon production. See “Mineral Properties – Turkey”.

In April, 2013 the Company announced the selection of the Iekelvare Designated Project in Sweden pursuant to the Alliance Agreement with Antofagasta Minerals S.A., a wholly-owned subsidiary of Antofagasta. Iekelvare joined Kiruna South as a Designated Project in Sweden. In March, 2014 Antofagasta advised Eurasian that it was discontinuing further funding of the Kiruna South and Iekelvare Designated Projects.

On June 20, 2013, the Company announced the execution of an Option Agreement (the "Akarca Agreement") to sell the Akarca property in northwest Turkey to Çolakoğlu for a combination of cash payments, gold bullion, work commitments, and a royalty interest. The Akarca Agreement gives Çolakoğlu, the option to acquire EMX’s 100% owned subsidiary, AES Madencilik A.S., a Turkish corporation that controls the Akarca property. The Akarca Agreement required Çolakoğlu to make an up-front payment of US$250,000 and in order to exercise the option, drill up at least 5,000 meters by the end of the first year, and make a US$ 500,000 payment on exercise of the option. See “Mineral Properties – Turkey”.

In August, the Company sold its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. (“SGL”), an arm’s length private company based in Houston, Texas, for cash payments, an equity position of approximately 5% in SGL’s issued and outstanding voting share capital, annual advance minimum royalty payments until production commences and, once production commences, a 1% gross royalty on its geothermal licenses in Slovakia and a 0.5% gross royalty on its geothermal licenses in Peru. On September 4, 2013, the Company announced that it had, through Bronco Creek, entered into three option purchase agreements with Desert Star Resources Ltd. (TSX-V: DSR), a public company based in Vancouver, British Columbia (“Desert Star”), granting Desert Star options to acquire the Company’s Red Top, Copper Springs, and Copper King porphyry copper projects in Arizona. See “Mineral Properties – North America”.

In October 2013, Bronco Creek signed three exploration and earn-in agreements, with Savant Explorations Ltd. (TSX-V: SVT), a public company based in Vancouver, British Columbia (“Savant”), granting Savant options to earn in to the Company’s Jasper Canyon, Buckhorn Creek, and Frazier Creek porphyry copper projects. See “Mineral Properties – North America”.

MINERAL PROPERTIES

Leeville and Royalty Property Overview

Eurasian has a portfolio of royalty properties covering five continents. In the Western United States, the principal asset is the Leeville royalty property located in Nevada’s Northern Carlin Trend. The Leeville 1% gross smelter return royalty paid approximately US $2.6 million during the twelve months ending December 31, 2013. These payments were sourced from four of Newmont Mining Corporation’s underground gold mining operations including Leeville, Carlin East, North Lantern and Turf. Turf is included in Newmont’s underground expansion to the north of the Leeville mine. Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek 3% net smelter return royalty that covers nearly two square miles of prospective ground situated less than half a mile from Newmont’s Gold Quarry open pit mine.

Eurasian also has a diversified portfolio of royalty properties in Turkey, Serbia, Sweden, Australia, Kyrgyzstan, Slovakia and Peru. The Balya lead-zinc-silver and Golcuk copper-silver royalty properties in Turkey, and the Gezart gold royalty property in Kyrgyzstan resulted from EMX’s early prospect generation successes. EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase. The Viscaria iron-copper royalty was acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010, and the project is being actively advanced by Avalon Minerals Ltd. Other examples of organic royalty growth are the geothermal assets in Slovakia and Peru that resulted from acquiring early-stage opportunities with high geologic potential, and in markets with a favorable regulatory and business environment. Finally, the Koonenberry gold project in Australia is now being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area. Additional details on Eurasian’s property portfolio are included in the following sections.

Turkey

Eurasian holds exploration property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry gold-copper targets with the portfolio consisting of four royalty properties, three properties optioned for a retained royalty interest, and one property in joint venture. All of EMX’s projects in Turkey are being advanced by partner companies.

Akarca Property

The Akarca Property is a 2006 grassroots exploration discovery by Eurasian in Turkey’s Western Anatolia region. The Akarca Property is wholly-owned by Eurasian.

The Property was previously in a joint venture with a subsidiary of Centerra Gold Inc. (“Centerra”) pursuant to an agreement dated December 23, 2008 whereby Centerra could earn up to a 70% interest in the Property. In mid-2012, Centerra earned an initial 50% interest in the Property as a result of investing over US$ 5 million in drilling, geological mapping, geochemical sampling, and geophysical surveys. EMX regained 100% interest in the Akarca Property from Centerra in October, 2012.

Subsequently, EMX carried out drilling and exploration programs until execution of an Option Agreement (the "Akarca Agreement") in June, 2013 to sell Akarca to Çolakoğlu a privately owned Turkish company, for a combination of cash payments, work commitments, and a royalty interest. From June through December, 2013 Çolakoğlu conducted drilling, trenching, geological mapping, geochemical sampling, metallurgical test work, and environmental assessment studies.

The following is the summary from a technical report dated November 1, 2011 (“the Akarca Report”) prepared by John E. Dreier (Ph.D., AIPG CPG, of Exploration, Development, and Mining Inc.) and Mesut Soylu (Ph.D., AIPG CPG, the former Country Manager, Turkey, of Eurasian). The Akarca Report may be found in the Company’s filings at www.sedar.com, and sections 4.0, 5.0, 6.0, 7.0, 9.0, 10.0, 11.0, 14.0, and 26.0 of the Akarca Report are specifically incorporated into this AIF by reference.

“This report was prepared in compliance with Standards of Disclosure for Mineral Projects (“NI 43-101”) on behalf of Eurasian Minerals Inc. (“Eurasian” or “EMX”) for the Akarca gold-silver property, located in Bursa province, Turkey. The purpose of the report is to provide a technical assessment of exploration results dating from EMX’s initial discovery of mineralization at Akarca, through completion of the 2011 drill program, and to propose future work programs to advance this property of merit. Gold-silver mineralization was discovered by Eurasian in 2006, and exploration licenses granted on open ground that had undergone very limited, pre-modern, mining-related activity. The Akarca property is covered by one exploitation license (#20064048) and a second license (#200610847) that is currently in the process of being converted from exploration to exploitation status. These two licenses cover a combined area of 3901.31 hectares. Since December 23, 2008 the property has been under option to a wholly owned subsidiary of Centerra Gold Inc. (“Centerra”). The licenses are held in AES Madencilik Ltd. Sti. (“AES” or the “AES JV”), a company incorporated under the laws of Turkey for the purposes of the option and subsequent joint venture and jointly owned by Centerra and Eurasian. Centerra has exclusive rights to maintain a 50% shareholding interest in AES and the Akarca property, by funding $5 million in Phase One exploration expenditures over 4 years (current expenditures total approximately US$ 4.4 million), and paying EMX US$ 1 million within 30 days of the initial earn-in. Centerra can increase its interest to 70% by funding a further US$ 5 million of exploration within two years of earning its initial 50% shareholding interest in AES.

At the request of David M. Cole, CEO, President and Director of Eurasian Minerals Inc., John E. Dreier, CPG, (the independent “author” responsible for the contents of the current report), was commissioned in July, 2011 to update EMX’s previous NI 43-101 report for the Akarca project. The initial technical report, with an effective date of October 1, 2008, was authored by Dr. Mesut Soylu, CPG, EMX’s Business Unit Manager for Turkey (the non-independent “co-author” of the current report). This current report substantially updates the earlier technical report with three years of further exploration work on the property.

There have been no previous licenses granted on the property, and there are no other agreements, back-in rights or other encumbrances that the property is subject to. Initially Eurasian, and since 2008 the AES JV, have kept the Akarca licenses in good standing according to the requirements of Turkish mining law. Access, infrastructure and available workforce are adequate to support the development of a mineral deposit at Akarca.

Akarca occurs in the Western Pontides tectonic belt of western Anatolia, where deformation and magmatism occurred from the Cretaceous to the Neogene. Late Miocene extension created numerous fault-bounded basins, including the sedimentary basin that hosts the Akarca deposit. The geology at Akarca is dominated by Neogene-aged basin-fill sedimentary units, with local intercalations of tuffaceous rocks, that unconformably overlie Paleozoic schists and re-crystallized limestones. These rock sequences are cut by multiple zones of structurally controlled, low sulfidation epithermal (“LSE”) veining, silicification, and associated gold-silver mineralization.

The Akarca property covers six primary mineralized zones within a district-scale area of 6 by 1.5 kilometers. EMX and the AES JV have conducted surface sampling, geologic mapping, geophysical surveys, and drill campaigns that have characterized the target areas with: a) 2,293 soil samples, b) 2,500 rocks samples of various types (i.e., channel, grab, float, etc.), c) four induced polarization (“IP”) surveys, d) 61 core holes totalling over 7,600 meters, and e) 11 reverse circulation (“RC”) holes totalling approximately 1,400 meters. The property geology, for the most part, is concealed beneath a thin veneer of soil and vegetation, with exposures principally occurring as discontinuous outcrops of veins and silicified zones, or in drainages or road cuts. As a result, the soil geochemistry and IP-resistivity surveys have been instrumental in broadly outlining areas of gold-silver mineralization and buried vein targets. Within the target areas, outcrop mapping, rock sampling, and drilling have delineated the LSE vein systems and structurally controlled corridors of silicification along strike and down dip.

The known mineralized zones are oriented northeast-southwest and northwest-southeast, reflecting extension and horst and graben creation of the sedimentary basins hosting the mineralization. The vein systems range from approximately 100 to over 400 meters in length on the surface. The vein widths typically vary from 0.5 to 15 meters, and locally are in excess of 75 meters as constituted by brecciated and silicified zones in addition to the quartz veins. Gold and silver are hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The quartz veins tend to host the higher grade mineralization, while the silicified halos in the wall-rocks host lower grade disseminated mineralization. Gold and silver grades in the mineralized zones range from greater than 0.2 ppm Au and geochemically anomalous Ag to over 10 ppm Ag, with locally higher grades of greater than 10 ppm Au or greater than 100 ppm Ag. The vein targets have only been tested to shallow depths of 30 to 110 meters below the surface. The mineralized zones are to a large extent oxidized to a relatively consistent 80 to 100 meters below the surface. A summary of exploration results for the six principal target areas is given below:

  The Kucukhugla Tepe zone, located in the south of the Central Target area, is defined as a northwest trending 100 meter wide corridor of oxide gold-silver mineralization occurring in two sub-parallel systems of veining and stockworking. Over 78% of 627 rock samples assayed greater than 0.2 ppm gold, and more than 32% exceeded 10 ppm silver. There are multiple high-grade surface samples greater than 10.0 ppm gold (n=34), and 100 ppm silver (n=43). Significant mineralization was intersected in 16 out of 20 holes along 600 meters of strike length, including an intercept of 63.7 meters (51-54m true width) averaging 1.54 ppm gold and 14.53 ppm silver.

  The Hugla Tepe zone occurs in the middle of the Central Target area, and is outlined as a 650 by 350 meter gold-in-soil anomaly (i.e., > 0.1 ppm Au) with IP-resistivity targets. The northeast trending vein zone can be followed at the surface for about 400 meters and is up to 7 to 8 meters thick. Hugla Tepe is relatively low grade, with a median grade of 0.29 ppm gold from 267 rock samples. Significant mineralization was intersected in 20 out of 21 holes along 650 meters of strike length, delineating oxide gold-silver mineralization to depths of approximately 80-100 meters.

  The Fula Tepe zone, located at the north end of the Central Target area, consists of a 900 by 200 meter northeast trending corridor of anomalous gold- and silver-in-soil geochemistry, veining, wall-rock silicification, and IP-resistivity anomalies. The median grades from 195 rock samples are relatively high at 1.14 ppm gold and 13 ppm silver, with high-grade maximums of 31 ppm gold and 322 ppm silver. Drilling has delineated 350 by 140 meters of the zone, including an intercept of 15.4 meters (10m true width) averaging 1.96 ppm gold and 15.95 ppm silver.

  Sarikaya Tepe, located west of the Central Target area, is a 500 by 75 meter zone of surface exposed quartz veining and silicification coincident with a steep north-northwest trending topographic high. Three core holes delineated approximately 200 meters of strike length, and include a near surface intercept of 14.2 meters averaging 4.61 ppm gold, and a deeper zone with an intercept of 67.9 meters averaging 1.35 ppm gold and 16.08 ppm silver. In addition to the thicker intercepts of gold-silver mineralization, there are also higher grade sub-intervals such as 11.4 meters averaging 4.90 g/t gold and 45.75 g/t silver and 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver.
  Arap Tepe is a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. The veins range from 35 to 205 meters in strike length, and from 1 to 16 meters in width. The Arap Tepe vein zones host high-grade surface samples, including Zone A with rock chip sample results of 19.55 ppm gold, and Zone B with channel sample results including 54.8 ppm gold and 24.7 ppm silver over 0.7 meters. Another noteworthy characteristic of the Arap Tepe target area is the presence of nine IP-resistivity anomalies representing over 3000 meters of untested vein zone targets beneath cover. Drill results include 11 out of 13 holes with significant intercepts, including 55.4 meters averaging 3.10 ppm gold from Zone A, which has 250 meters of drilled strike length.
  The Percem Tepe prospect, located north of Arap Tepe, is an 800 meter long northwest trend of oxide gold-silver mineralization, silicification and quartz veining, as well as concealed targets identified by IP-resistivity anomalies. Drill confirmation consisted of four holes that intersected two zones (i.e., Zones B and C) located approximately 650 meters from each other, including an intercept of 102.2 meters (66 – 86m true width) averaging 0.57 ppm gold and 5.50 ppm silver.

Eurasian and the AES JV have adhered to Best Practice guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) for the surface exploration and drilling programs. The surface and drill samples taken are representative of the altered and gold-silver mineralized material. Independent data verification by the independent author (Dreier) included sampling during the Akarca core review, field checks of drill collars, field checks of geologic mapping, and drill database assay verification in the office. Review of EMX’s assay quality assurance (“QA”) results for drill and surface samples confirmed that all quality control (“QC”) tests were passed for standard, blank, and duplicate samples. The independent data verification work confirmed that the EMX and the AES JV exploration results are representative and reproducible.

Exploration results from the EMX and AES JV programs have established Akarca as a property of merit, with zones of higher grade vein and lower grade bulk tonnage gold-silver mineralization that have district-scale exploration potential. Overall, Akarca has only been tested to relatively shallow depths, especially when considering the evidence for a shallow depth of erosion, and the vertical ranges typical for the low sulfidation styles of vein mineralization. Basement-hosted structures present excellent exploration targets at depth for follow-up. All of the vein zones drill tested to date remain open down dip as well as along strike. There are also a significant number of IP-resistivity targets that remain untested that provide further upside exploration potential on the property. There are no significant risks that affect the reliability or confidence in the exploration information used as a basis for this report.

     A 12 month exploration program is recommended that totals approximately US$ 4.5 million, and includes a) 10,000 meters of core drilling, b) trenching and channel sampling programs to extend the gold-silver zones along strike and identify parallel zones at surface, c) extension and in-fill of the soils grids, d) additional geologic mapping to complete a 1:10,000 scale compilation for the entire property, e) additional IP surveys and a gravity survey, f) early-stage metallurgical testing, and g) initiation of an environmental impact assessment (“EIA”) study. The surface sampling, geologic mapping, and geophysical surveys will further define the mineralized zones at surface, and may result in the identification and discovery of new target zones. The recommended drilling will support a) definition of the mineralized zones along strike and down-dip, b) exploration for basement-hosted gold-silver mineralization, and c) testing concealed targets identified by IP-resistivity. As the Akarca property advances toward resource definition, it is important to establish the metallurgical properties of the mineralized material with a modest program that includes bottle roll and other tests. Finally, as a requirement to keep the licenses in good standing, it is critical to continue with ongoing environmental monitoring, and to initiate the required EIA study.” Subsequent to the Akarca Report, the second license (#200610847) was converted from exploration to exploitation status and the AES JV commenced a gravity survey and structural geologic compilation that identified through-going structural trends interpreted as important controls for gold-silver mineralization. This new structural framework provided served as an important guide for drill targeting. EMX reported the AES JV’s mid-2012 Akarca exploration in a July 19, 2012 news release, with drill intercepts that included 26.1 meters averaging 4.47 g/t gold and 16.39 g/t silver, with a higher-grade sub-interval of 5.8 meters averaging 13.59 g/t gold and 49.65 g/t silver at the Sarikaya Tepe prospect (true widths interpreted to be 55-65% of reported interval).

Following EMX regaining 100% ownership of Akarca from Centerra, it initiated a follow-up drill program in December 2012. At the Sarikaya Tepe prospect, results included an oxide intercept starting at surface of 36.4 meters averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver (true widths interpreted as 60-75% of reported interval lengths). The drill results at Percem Tepe included an oxide intercept starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver (true width interpreted as 65-75% of reported interval length). Overall, EMX's 2012-2013 drill program extended the strike length of the targeted prospects and confirmed the continuity of the mineralized zones.

The June, 2013 Akarca Agreement required Çolakoğlu to make an up-front payment of US$250,000 and to drill at least 5,000 meters by the end of the first year. Both of these conditions have been met.

Çolakoğlu’s option cannot be exercised until December 2014 at which time it must make a US$500,000 payment to exercise the option. Thereafter, subject to a right to terminate the Akarca Agreement, Çolakoğlu must make additional cash payments totaling US$4,250,000 over a period of three years after exercise of the option, drill a cumulative 20,000 meters over a period of four years after the Akarca Agreement date, and produce a NI 43-101 compliant feasibility study after the sixth year. In addition, Çolakoğlu must deliver 8,000 troy ounces of gold to an EMX subsidiary by the first anniversary of commercial production from a mine on the project, and make bonus payments to the EMX subsidiary based on cumulative life of project reserves as follows:

  once reserves are more than 1.35 million troy ounces of gold, deliver 3,500 troy ounces of gold;

  once reserves are more than 1.7 million troy ounces of gold, deliver an additional 3,500 troy ounces of gold; and

  once reserves are more than 2 million troy ounces of gold, deliver an additional 3,000 troy ounces of gold.

In addition to the cumulative US$5,000,000 cash payments and gold deliveries of up to 18,000 ounces, the Company will receive a 3.5% Net Smelter Return royalty on any production from the property. This royalty is uncapped, cannot be bought down, and none of the pre-production cash or bullion payments count as advanced royalty payments.

Çolakoğlu has advised Eurasian that from June to early December 2013, it drilled 67 holes totaling approximately 6,800 meters. Çolakoğlu also advised that 80% of the holes intersected significant mineralization (> 0.2 g/t Au over 7 meters) and included oxide drill intercepts at the Kucukhugla Tepe prospect of 62.7 meters (4.6 -67.3 m) averaging 2.11 g/t gold and 25.78 g/t silver, with a higher grade subinterval of 7.0 meters (19.5 -26.5 m) averaging 10.12 g/t gold and 87.78 g/t silver (true widths 65-70% of reported intervals). A key result of Çolakoğlu's aggressive 2013 drill program was the systematic delineation and further expansion of the Arap, Kucukhugla, Fula, and Hugla Tepe prospects, all of which remain open along strike.

To date, 155 core and reverse circulation drill holes totaling over 18,300 meters, 3,200 rock and 3,300 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, more than 4.1 line kilometers of trench sampling, and a property-wide gravity survey have been completed. EMX's grassroots discovery and subsequent exploration successes at Akarca have led to in-the-ground investments of over US$ 7 million by partner companies.

Refer to EMX news releases dated July 19, 2012, January 18, 2013, March 1, 2013, June 20, 2013, August 22, 2013, and January 27, 2014 for more information on the Akarca exploration results and a description of the Quality Assurance and Quality Control measures used by Eurasian for the project. Such news releases are specifically incorporated into this AIF by reference.

Sisorta Joint Venture Property

The Sisorta Project is located in north-eastern Turkey and is held by a joint venture consisting of Chesser (51%) and EMX (49%). Chesser is the manager of the joint venture. The JV had granted Çolakoğlu, an option to buy the Sisorta JV property in 2012, but was advised by Çolakoğlu that the option was terminated effective March 21, 2013.

The following is a portion of the summary from a technical report dated July 31, 2009 (“the Sisorta Report”) prepared by Andrew Vigar (BAppSc, FAusIMM, MSEG, of Mining Associates Pty. Ltd.), Simon Meldrum (B.Sc., MSEG, a Consulting Exploration Geologist), Gary Giroux (M.A.Sc., P.Eng., Mem APEG, of Giroux Consultants Ltd.), and Mesut Soylu (Ph.D., AIPG CPG, former Country Manager, Turkey, of Eurasian). The full Sisorta Report may be found in the Company’s filings at www.sedar.com, and sections 4.0, 5.0, 6.0, 7.0, 9.0, 10.0, 11.0, 12.0, 13.0, 17.0, and 20.0 of the Sisorta Report are specifically incorporated by reference herein.

“This report is a technical review of the geology, exploration and current mineral resource estimates for the Sisorta Project. The Sisorta property is located in the Eastern Pontides mineral belt, within the province of Sivas in north-eastern Turkey. The property consists of one Mineral Exploration License (“MEL”) over 2 separate areas (AR91997a and AR91997b), covering a combined 2,669.04 hectares. The license is held by EBX Madencilik Ltd. Sti., a Turkish corporation wholly owned by Eurasian Minerals, Inc. (“EMX”). Chesser Resources Limited (“Chesser”) entered into a farm-in agreement in October 2007 to earn an initial 51% interest in the Sisorta Project. At the request of Dr. Rick Valenta, Managing Director of Chesser and David M. Cole, CEO and President of EMX, Mining Associates Pty Ltd (“MA”) was commissioned in June 2009 to prepare an Independent Technical Report on the Sisorta Project to Canadian NI43-101 standards.

The Eastern Pontides mineral belt is a region with a long and productive mining history. The base metal vein deposits near Sisorta were discovered prior to modern records being kept, but the bulk of the small scale private mining that has taken place there dates back to the beginning of the twentieth century. Exact production figures are unknown, but the region is actively being explored and mined today at several locations.

Security, access, infrastructure and available workforce are all favorable for the development of a mineral resource at Sisorta due to previous activity by both the mining and logging industries. MTA, the Turkish government’s geologic research organization, initially discovered copper anomalies near Sisorta while conducting regional stream sediment sampling in the 1970s and 1980s. MTA claimed the area for mineral exploration and drilled 10 core holes between 1995 and 1998. EMX’s Turkish subsidiary, Eurasia Madencilik, under the direction of co-author M. Soylu, obtained the property from the Mining Bureau’s auction in 2004, and began an exploration effort from 2004 to 2006 that has included a broad range of exploration techniques including soil and rock sampling and 12 drill holes. EMX follow-up field work continued in 2007 including the drilling of an additional 6 holes, after which time Chesser initiated its farm-in requirements. The 2008 work funded by Chesser includes the 2008 drilling (40 exploration core holes and 3 metallurgical holes) and resource estimation programs.

The geology of the area is dominated by Cretaceous age basalt flows and pyroclastics overlain by porphyritic andesite to dacite tuffs and flows. This volcanic package is intruded by stocks of granodiorite composition. The regional scale structural trend in the Eastern Pontides is dominated by east-west oriented faults with locally complex folding. Locally, two sets of faults are prominent near Sisorta, and appear to be some of the main controls to mineralization there, one oriented northwest and the other northeast. Both structure sets are steeply dipping.

The Sisorta deposit as defined to date is localised within the environs of Evliya Tepe (Evliya Hill). The Sisorta gold deposit is an example of the high sulfidation epithermal (“HSE”) class of deposits, and exhibits typical features such as a vuggy silica lithocap underlain by advanced argillic style alteration. The lithocap represents the largely oxidized, gold enriched top to the system, and is underlain by less oxidized mineralization that is copper anomalous at depth. The deposit appears to be controlled primarily by intersecting northwest and northeast structures and Late Cretaceous andesite host rocks. Mineralization is coeval with the host and genetically related to caldera-associated hydrothermal activity.

Sample protocols, including sample methods, preparation, analysis and data verification have been conducted in accordance with NI43-101 requirements, with appropriate quality assurance and quality control procedures in place since the inception of EMX’s work in 2004. Exploration work covered by this report consists of the 2004-2008 mapping, sampling, geophysical surveying, and drilling programs and associated work. The outcome of the field work has resulted in a resource estimate on the Sisorta deposit completed by G. H. Giroux, P.Eng., of Giroux Consultants Ltd in June 2009.

The resource database consisted of 72 diamond drill holes with a combined length of 10,039 metres and a combined 7,772 assays for gold, silver, arsenic, copper, molybdenum, lead and zinc (6631 EMX/Chesser and 1141 MTA).

A geologic three dimensional solid model was developed to constrain the resource estimate. A total of five domains were modelled: North Zone, Deep Zone, East Zone, West Zone and South Zone.

Within each domain uniform down hole composites were produced that honoured the domain boundaries. Composites 5 metres in length were calculated with short intervals at the domain boundaries combined with adjoining samples if less than 2.5 metres. As a result, the composites formed a uniform support of 5 +/- 2.5 metres.

Within the East and West domains pair-wise, relative semi-variograms were produced in the directions along strike, down dip and across dip. Nested spherical models were fit to each direction with a geometric anisotropy demonstrated. Within the waste between the modelled solids isotropic nested spherical models were fit to the data. For the remaining domains there was insufficient data to develop semi-variograms so the overall orientation of the envelope was used. A total of 1,618 specific gravity determinations from core samples resulted in bulk density measurements for the oxide, transition and sulphide zones, averaging 2.38, 2.55 and 2.71 tonnes per cubic metre, respectively.

A block model with blocks 10 x 10 x 10 metres in dimension was used over the domain solids. The proportion of each solid and the percentage below surface topography was recorded for each block. The geologic continuity has been established through surface mapping and core logging and led to the development of the mineral domains estimated.

For the Sisorta deposit the drill density is too sparse at this time to consider any of the resource measured. For the better drilled areas within the West and East zones, all blocks estimated in Pass 1 or 2 using up to 1/2 the semi-variogram range were classified as Indicated. The remaining blocks within the West and East zones and all resources within the sparsely drilled North, South and Deep zones were classified as Inferred.

The results are tabulated as a series of Grade-Tonnage Tables showing all resources combined and then broken down into each Domain. At this time no economic analysis has been completed and as a result, the economic cut-off has yet to be established. A value of 0.40 g/t Au (grams/tonne gold) has been selected as a possible open pit cut-off for this deposit. The following table lists the resource estimate by class and metallurgy.

Sisorta Resource Sorted by Class and Metallurgy.
Class	Metallurgy	Cut-off, Au g/t	Tonnes	Au g/t	Ag g/t	Gold ounces	Silver ounces
Indicated	Oxide	0.4	2,280,000	0.94	3.5	69,000	254,000
Indicated	Mixed/Sulphide	0.4	890,000	0.76	4.2	22,000	120,000
Indicated	Total	0.4	3,170,000	0.89	3.7	91,000	374,000
Inferred	Oxide	0.4	7,750,000	0.62	1.2	154,000	289,000
Inferred	Mixed/Sulphide	0.4	3,630,000	0.49	2.6	58,000	300,000
Inferred	Total	0.4	11,380,000	0.58	1.6	212,000	589,000

Cyanide leach tests (bottle rolls) have indicated recovery rates between 92% for oxide material and 14% to 46% for sulphide material suggesting the oxide portion of the deposit will be amenable to heap leach treatment.

The Sisorta gold deposit is considered to be an excellent exploration target with much of the structurally and lithologically favourable ground yet to be tested. Overall, the drilling to date has intersected gold mineralization over minable thicknesses in a majority of holes drilled. The gold mineralized material is predominantly oxidized and recovers well. The resources currently outlined are favourably situated on top of Evliya Tepe with minimal overburden, and would be amenable to open pitting with a low strip ratio. An expanded drilling program is recommended to extend beyond the existing mineralized zones, and to follow up new targets outside the immediate resource area in order to determine the true extent of the property’s mineralization.

MA investigated the interpretation and estimation techniques of the resource estimate. Globally, Giroux’s resource estimates are reasonable for this broad level of study, accepting that the mineralization model (HSE) is suited to bulk low grade mining. MA believes that surface mining in the area may be viable. Further drilling will be required in order to upgrade the current resource classifications prior to conversion to reserves. MA also believes that recent and historical exploration has demonstrated that the mineralized systems within the tenement are prospective for the discovery of additional gold mineralization of a similar nature to that at the current Sisorta deposit.

The following recommendations have been made after this review of the technical data of the Sisorta Project:

  the collection and insertion of field duplicates should be conducted at the time of logging.

  drill hole locations and surveys should be validated in the field.

  the block modelling and estimation methods should be reviewed prior to more detailed studies being undertaken.

  the quick logs for all of the holes should be completed with a careful interpretation of the data section by section.

  additional drilling should be targeted beyond the limits of the current drill pattern to have a significant impact (increase) on resource tonnage.”

Subsequent to the 2009 Sisorta Technical Report, the joint venture’s 2010-2011 exploration work on the property consisted of six core holes totaling approximately 950 metres, spectrographic alteration mapping, geologic mapping, and maintenance of the permits and licenses to keep the property in good standing.

Çolakoğlu has advised EMX that it completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US$ 2.5M in expenditures before terminating its option in March 2013. Chesser reported highlights from Çolakoğlu’s drilling in a June 19, 2013 news release being:

  the best drill intercept to date of 32.4 meters averaging 8.38 g/t gold and starting from the surface (true width unknown),

  mineralized drill intercepts outside the current resource that increase the gold zone’s lateral extent, and porphyry copper-gold targets that remain to be tested.

Chesser and EMX are carrying on discussions with parties interested in the property’s oxide gold and porphyry copper exploration potential.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped, 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (“Dedeman”) in 2006.

EMX understands that since acquiring the property Dedeman completed 179 core holes totaling over 32,000 meters. Dedeman reported Balya drill results from eleven core holes to EMX in 2013, with intercepts that included 13.3 meters averaging 3.54% lead, 4.62% zinc, and 45.35 g/t silver from the Hastanetepe zone (true width estimated at 65-90% of reported interval). In addition, a reconnaissance drill hole 200 meters to the south of Hastanetepe intersected a new zone of lead-zinc-silver mineralization. Refer to EMX news release dated July 23, 2013 for more information on Dedeman’s drill results, and a discussion of the Quality Assurance and Quality Control procedures used for the project. The news release is specifically incorporated into this AIF by reference.

EMX has been advised that Dedeman’s programs are presently on hold as it considers its options for developing the property.

Golcuk Property

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (CNSX: PSE; FSE: PNX) of Vancouver, British Columbia (“Pasinex”) signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for a combination of staged issuances of 3 million Pasinex shares and work commitments totalling US$750,000 over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 2% within six years of the agreement date for US$1,000,000.

Early in 2013 Pasinex announced results from a two hole confirmation drilling program. Subsequently, Pasinex filed an NI 43-101 Technical Report on Golcuk, and conducted follow-up exploration work that included geologic mapping, rock and channel sampling, and a ground magnetics survey. Pasinex’s work programs have identified a number of additional mineralized targets on the property.

Trab-23 Property

The Trab-23 property is located in northeast Turkey. The project area hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad Madencilik Sanayi ve Ticaret A.S. ("Tumad"), a private Turkish company, executed an option agreement (the “Trab-23 Agreement”) in February 2013 granting it an option to acquire Trab-23 from EMX. The Trab-23 Agreement provides for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. The Trab-23 Agreement is contingent upon approval by Turkey’s General Directorate of Mining Affairs ("MIGEM") to combine the two EMX exploration licenses into a single exploitation license. This license combination and transfer is scheduled for completion in 2014.

Following exercise of its option to acquire the property, Tumad shall pay annual minimum royalties of US$100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay EMX Turkey a 3% NSR royalty. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

Alankoy Property

The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey, in an area noted for recent discoveries characterized by alunite-rich epithermal alteration and the development of vuggy silica lithocaps. EMX outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results.

An Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, was executed by the Company on December 20, 2013. The Alankoy Agreement granted Ferrite the option to acquire EMX subsidiaries that hold the Alankoy project, with EMX retaining a 3% production royalty. Ferrite paid US$35,000 upon signing the Alankoy Agreement and must expend at least $200,000 on exploration activities each year for the three years after satisfaction of the condition precedent described below. In addition, Ferrite is required to make annual deliveries of gold bullion to EMX as Advanced Annual Royalties (“AARs”). These will consist of 75 troy ounces of gold (or cash equivalent thereof) delivered on each of the first three anniversaries of the satisfaction of the condition precedent to the Alankoy Agreement, and AARs of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. Ferrite is also to pay 500 troy ounces of gold (or the cash equivalent) on completion of a NI 43-101 or JORC compliant feasibility study.

As a condition precedent to the transaction, MIGEM must approve the pending transfer of the Alankoy project license to the local EMX subsidiary that Ferrite is to acquire. If MIGEM does not approve the transfer by the first anniversary of the Alankoy Agreement, either EMX or Ferrite may terminate the Alankoy Agreement.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

North America

Eurasian’s portfolio in North America, advanced through wholly-owned subsidiary Bronco Creek Exploration, is comprised of 29 properties covering more than 36,000 hectares in Arizona, Nevada, Utah, Wyoming, and Alaska. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Eurasian currently has 10 properties partnered through BCE.

The Company’s 2013 work focused on advancing three partner funded projects, including a first round drill test at the Copper Basin Designated Project with Vale, additional geologic work at Lomitas Negras, including three pre-collar drill holes, and executing new agreements for available projects. In the second half of the year, EMX executed six agreements on separate porphyry copper projects. Five of the projects are located in Arizona and one is located in Nevada.

Copper Basin Designated Project

The Copper Basin copper-molybdenum project is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix, and is a Designated Project with Vale. Vale can earn an initial 60% interest in the project by spending US$4.5 million in exploration expenditures over a four year period that started in September, 2011. EMX is the operator of the Copper Basin Designated Project EMX completed a seven hole diamond drill program during the first half of 2013 with funding from Vale. The drill program totaled 2,776 meters and was designed to test copper and molybdenum mineralization identified in outcrop and from historic drilling conducted during the 1960s and 1970s. Six of the seven diamond drill holes bottomed in visible copper-molybdenum mineralization with hole CB-13-01 encountering mineralization over its entire 919.7 meter length. Significant drill results include1:

  CB-13-01, 919.7 meters averaging 0.34% copper equivalent (0.18% Cu and 0.029% Mo), with higher grade sub-intervals of 104.5 meters averaging 0.43% copper equivalent (0.21% Cu and 0.039% Mo) and 63 meters averaging 0.65% copper equivalent (0.16% Cu and 0.090% Mo),

  CB-13-02, 377.95 meters averaging 0.29% copper equivalent (0.19% Cu and 0.019% Mo), with higher grade sub-intervals of 34.5 meters of 0.45% copper equivalent (0.37% Cu and 0.014% Mo) and 93.5 meters of 0.44% copper equivalent (0.3% Cu and 0.026% Mo).

  CB-13-04, 371.9 meters averaging 0.26% copper equivalent (0.17% Cu and 0.016% Mo)

  CB-13-06, 304.8 meters averaging 0.23% copper equivalent (0.13% Cu and 0.019% Mo), including 111 meters averaging 0.31% copper equivalent (0.16% Cu and 0.027% Mo)

  CB-13-07, 310.9 meters averaging 0.26% copper equivalent (0.17% Cu and 0.016% Mo), with higher grade sub-intervals of 87 meters of 0.32% copper equivalent (0.23% Cu and 0.016% Mo) and 33 meters of 0.37% copper equivalent (0.23% Cu and 0.027% Mo)

  1 Copper equivalent calculated with a 5.5 Mo:Cu ratio and assumes that metallurgical recoveries and net smelter returns are 100%. Reported intercepts are interpreted as true widths in porphyry style mineralization.

EMX’s exploration results confirmed the presence of a large porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area defined by the presence of porphyry style alteration, mineralization, and related geophysical anomalies. The mineralization remains open in all directions.

EMX is in the final stages of permitting for a follow-up drill program to commence in the first half of 2014. Priority targets during this phase are the sources for higher grade mineralization associated with porphyry dikes and hydrothermal and igneous breccia zones partially concealed beneath less altered surface exposures.

Further discussion of Copper Basin exploration results, and EMX’s Quality Assurance and Quality Control procedures can be found in the Company’s June 27, 2013 news release.

Copper Springs, Copper King, Red Top Properties

The Copper Springs, Copper King, and Red Top properties are three separate porphyry copper-molybdenum projects located within the Globe-Miami and Superior (Pioneer) mining districts, approximately 100 kilometers east of Phoenix, Arizona. Porphyry copper deposits within both districts have been structurally tilted and dismembered by post-mineral faults, and commonly covered by post-mineral rocks. EMX’s structural geologic reconstructions and recognition of the tilting led to the generation of new, concealed porphyry copper targets in these mining districts.

In September 2013, Desert Star Resources Ltd. executed three separate Option Purchase Agreements granting it options to acquire a 100% interest in each of the projects from EMX, after which EMX will retain a 2.5% NSR royalty. Desert Star has the option to purchase 0.5% NSR of the NSR for US$2,500,000 by the 12th anniversary of the signing date. To earn into each project, Desert Star must deliver 350,000 Desert Star shares to EMX upon TSX-V approval; complete escalating exploration expenditures totalling US$5,000,000 by the seventh anniversary; and make a series of yearly, escalating advanced minimum royalty payments and project milestone payments.

Mapping and sampling programs commenced at the end of 2013 at Copper King and Red Top focused on defining drill targets for 2014. Permitting on all three projects commenced in January 2014 for geophysical and drill programs planned for later in 2014.

Jasper Canyon, Buckhorn Creek, and Frazier Creek Properties

The Jasper Canyon and Buckhorn Creek copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. The three projects lie in geologically complex areas where mineralizing systems have been structurally dismembered, tilted, and largely covered by post-mineral rocks. Recognition of the post-mineral structural relationships, and application of alteration and mineral zoning patterns and geochemical signatures in that context, has identified untested porphyry copper targets at each of the three projects.

Three separate Exploration and Earn-In Agreements were executed in October 2013 with Savant Explorations Ltd. for the Jasper Canyon, Buckhorn Creek, and Frazier Creek projects. Pursuant to each Earn-in Agreement, Savant can earn an initial 60% interest in a project by completing a total of US$2,070,000 in work expenditures, delivering 800,000 shares of Savant, reimbursing EMX’s 2013-2014 property holding costs, and paying a total of US$342,500 in several tranches over a five year period. After the initial earn-in, Savant may either: 1) earn an additional 40% interest by completing an additional US$10,000,000 in work expenditures, paying EMX US$500,000, granting EMX a 2.5% NSR royalty and paying annual advanced royalty payments of US$200,000 for 20 years or until production; or 2) elect to form a joint venture company. If a JV is formed, EMX may elect not to participate and exchange its 40% interest for a 2.5% NSR royalty and escalating annual advanced royalty payments capped at US$100,000 and 20 years. Savant may purchase up to 0.5% of the royalty for a total of US$2,000,000.

The Jasper Canyon porphyry target lies along the flanks of a granitic intrusive complex associated with several porphyry copper centers within the Globe-Miami district. The target area is largely covered with outcrops containing distal-styles of alteration and mineralization along the eastern margin. A mapping and sampling program commenced in December, 2013 to better understand alteration and geochemical zoning to aid in drill hole targeting. Subsequent to year end, permitting commenced for a planned CSAMT (Controlled Source Audio-frequency Magnetotelluric) geophysical survey and drill program.

The Buckhorn Creek project is located adjacent to the Sheep Mountain porphyry center, approximately 70 kilometers northwest of Phoenix, Arizona. Known porphyry centers and host rocks in the area are complexly faulted and tilted by post-mineral faults and largely covered by post-mineral rocks. Restricted “windows” through these younger cover rocks exhibit porphyry related alteration and mineralization that vector towards a large, concealed target area on the Buckhorn Creek property. Adjacent to the target area, post-mineral rocks include beds of altered and mineralized porphyry igneous clasts. EMX conducted a mapping program in the fourth quarter of 2013 to better understand the distribution and source areas of the altered clasts.

The Frazier Creek property is located in Eureka County, Nevada about 12 kilometers north of the Mount Hope porphyry molybdenum deposit. The project comprises several horst blocks of carbonate rocks containing alteration, jasperoids, rare porphyry dikes and outcropping copper-molybdenum mineralization over an area of 1.8 by 2 kilometers that is surrounded by younger alluvial cover. After execution of the earn-in agreement, Savant staked an additional 60 mining claims, adding 501 hectares to the property position.

Red Hills JV Property

The Red Hills porphyry copper-molybdenum property, located in central Arizona, is partnered with GeoNovus Minerals Corp. (“GeoNovus”) (TSX-V: GNM) of Vancouver, British Columbia. In December 2013, a former JV partner of GeoNovus, First Quantum Minerals Ltd. (TSX: FM) of Toronto, Ontario, terminated its right to acquire an interest in the property. EMX has a 100% interest in the project until GeoNovus completes its initial earn-in requirements.

The 2013 work program focused on a new target area in the western portion of the property. This work followed up on the 2012 drill results that confirmed the presence of a fault displaced mineralized block beneath cover rocks to the west of outcropping copper mineralization. Early in 2013 a gravity survey consisting of 163 stations and a two hole program totalling 1,026 meters were completed. This work indicated that an additional step-out farther to the west was warranted, and additional land was acquired through staking and applying for Arizona State Land exploration permits.

In the second half of 2013, ground magnetic and IP geophysical surveys were completed, in addition to permitting 27 new drill sites. EMX and GeoNovus are currently in discussions regarding the next steps for the program.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to Resolution Copper’s property. The project covers several porphyry copper targets, as well as the western extension of the historic Magma Vein.

Early in 2013, EMX’s joint venture partner Freeport-McMoRan Exploration Corporation of Phoenix, Arizona completed a geophysical survey (i.e., ZTEM) over the property to define new drill targets. In February 2014, EMX received notification that Freeport will terminate its interest in the project due to budget cut backs on all greenfields projects.

The Company is in discussions with several potential partners interested in the property.

Silver Bell West JV Property

The Silver Bell West project is a porphyry copper-molybdenum property located in southern Arizona and adjacent to the Asarco Silver Bell mine, northwest of Tucson, Arizona. The project is being advanced with funding through an option agreement with GeoNovus.

Early in 2013, EMX completed two diamond drill holes totaling 695.5 meters. Both holes intersected hydrothermally altered granite and low-grade copper and molybdenum mineralization. Refer to GeoNovus news release dated August 8, 2013 for more information on the drill results, and a discussion of the Quality Assurance/Quality Control procedures used for the project.

EMX and GeoNovus are currently renegotiating payments and work commitments due in 2013 and 2014. EMX has a 100% interest in the project until GeoNovus completes its initial earn-in requirements.

Yerington West JV Property

The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (TSX: ETG; NYSE: EGI) of Vancouver, British Columbia (“Entrée”). The project comprises a porphyry copper-molybdenum target, part of which was intersected in the 2012 drill program, and a copper-iron skarn target beneath cover rocks.

The 2013 exploration program consisted of an IP survey conducted over the northeastern portion of the property and partially over the target area. EMX has a 100% interest in the project until Entrée completes its initial earn-in requirements.

Lomitas Negras Property

The Lomitas Negras property is located approximately 20 kilometers south of the San Manuel-Kalamazoo porphyry copper deposit in southern Arizona. EMX recognized the presence of altered and mineralized rocks exposed in outcrop as indicative of porphyry style mineralization. Rocks within the belt have been strongly tilted and dismembered by a series of younger normal faults, similar to the San Manuel-Kalamazoo deposits.

The 2013 EMX work program consisted of property-wide gravity and ground magnetic geophysical surveys and drilling and casing three pre-collar holes in two target areas in preparation for a follow-up diamond drilling program. The project is available for partnership and EMX is in discussions with several interested parties.

Other Work Conducted by Eurasian in the Western U.S. and Alaska

EMX continued field evaluation of other properties in BCE’s portfolio, generative exploration programs in the western U.S., and review of acquisition opportunities throughout 2013. As part of EMX’s internal evaluation of its property portfolio, work programs were suspended on its two Alaska projects. EMX is also in discussions with a number of potential partners for available North American properties, as well as for regional exploration alliances.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

Australia and Asia-Pacific

EMX continued to execute its royalty generation and partnership business model in the Australia and Asia-Pacific region.

The Koonenberry gold project in New South Wales, Australia underwent a significant re-structuring of the property package. As a result, the entire project is now being advanced by partner companies under favourable royalty agreements with EMX.

The Company regained 100% control of the Neavesville property located in the Hauraki goldfield of New Zealand's North Island, and looks forward to advancing this highly prospective gold-silver project with a historic JORC resource.

EMX identified “The Sisters” copper-gold +/- cobalt project near Broken Hill, New South Wales, Australia as an early-stage opportunity in an region noted for recent discoveries based upon new geologic models.

Koonenberry Property

The Koonenberry project is positioned along the northwest trending, regional-scale Koonenberry fault in southeastern Australia. This deep-seated structural zone has multiple splays that project into, and through the project area. EMX recognized that the distribution of gold occurrences and gold geochemical anomalies are coincident with these prominent structural features. Although there are no records of previous hardrock mining at Koonenberry, much of the gold recovered through surface prospecting occurs as coarse specimens with attached “reef” quartz, suggesting a nearby primary source. Further, EMX’s reconnaissance mapping and sampling identified a number of geological features at Koonenberry remarkably similar to the orogenic deposits of the Victorian Goldfields, also located in southeastern Australia.

Last year the Company completed a restructuring of the Koonenberry property package that released EMX from a series of significant expenditure commitments. As a result, all joint venture agreements were renegotiated, leaving EMX with 100% control of the most prospective areas, and royalty agreements covering less prospective areas. Subsequently, the Company announced the signing of an Exploration and Option Agreement (the “Queensland Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty (see EMX news release dated February 19, 2014). As a result of the Queensland Agreement, all of EMX’s interests in Koonenberry are now being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area totaling approximately 1,437 square kilometres. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

Pursuant to the Queensland Agreement, NQM has the option for three years after the Queensland Agreement date to acquire the EMX subsidiary (EMX Exploration Pty Ltd.) that holds EMX’s remaining exploration licenses in the project area. On or before the second anniversary of the Queensland Agreement date, NQM can reduce the 3% production royalty to be retained by EMX to 2.5%, by agreeing to pay annual advance royalties in the following amounts:

  75 troy ounces of gold (or cash equivalent thereof) delivered on the first anniversary of NQM’s election to reduce the amount of the production royalty,

  100 troy ounces of gold (or cash equivalent) on the earlier of the third anniversary of the Queensland Agreement date or the closing of the exercise of the election, and

  100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries of the Queensland Agreement date until commencement of commercial production.

NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Queensland Agreement.

Initially, NQM anticipates commencing small-scale gold production from alluvial and eluvial materials, while continuing to explore for the bedrock sources of gold mineralization. The Company views NQM’s proposed production scenario as a way to quickly capitalize on the demonstrated alluvial/eluvial gold potential that could provide revenue streams to support further exploration and project development.

Neavesville Property

The Neavesville project consists of two exploration permits totaling over 30 square kilometers in the Hauraki goldfield of New Zealand's North Island. EMX acquired these permits, which cover a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts a variety of gold-silver mineralization styles that include replacement bodies in black shales and breccias, as well as higher-grade, structurally controlled quartz veins. This mineralization has geologic features similar to other deposits of the Hauraki goldfield, including Newmont's Martha Hill gold-silver mine located 25 kilometers to the southeast.

In November 2012 EMX granted an option to Glass Earth Gold Limited (“Glass Earth”) to acquire the property. Glass Earth subsequently completed re-logging and check sampling of the historic drill core, as well as other work on the property. EMX terminated the option agreement as of December 31, 2013 due to Glass Earth’s failure to satisfy a condition of the option agreement, and as a result regained 100% control of the property. The Company plans to advance the Neavesville project while pursuing new option and joint venture opportunities.

The Neavesville exploration permits cover two main centers of epithermal gold-silver mineralization. The principal target, named Trig Bluffs, has a historic near-surface inferred resource of 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, and containing 289,000 ounces of gold and 944,000 ounces of silver (R. Brathwaite, IGNS report, 1999; 2001)1. In addition, a separate higher-grade historic inferred mineral resource of approximately 0.47 million tonnes at 7.1 g/t gold and 20.7 g/t silver, and containing 107,000 ounces of gold and 312,000 ounces of silver, was reported for mineralization at depth beneath Trig Bluffs (R. Brathwaite, IGNS report, 1999; 2001)2. A Qualified Person has not performed sufficient work to classify the historic estimates as current mineral resources, and EMX is not treating the estimates as current mineral resources. The historic estimates should not be relied upon until they can be confirmed. However, the drill-delineated Trig Bluffs gold-silver mineralization described by the IGNS report is considered reliable and relevant.

EMX has previously conducted reconnaissance geologic mapping, verification rock sampling, and a CSAMT geophysical survey at Neavesville. These programs not only independently confirmed the historic areas of mineralization, but also identified new and untested gold-silver targets.

See Company news release dated November 19, 2012 for further details on the historic resource, EMX’s exploration results, and a description of the Quality Assurance and Quality Control measures used by Eurasian for the Neavesville project.

1,2 The near-surface, historic resource estimate for the "upper zone" was based upon a cutoff grade of 0.7 g/t gold. The historic inferred mineral resource for the deeper mineralization assumed a cutoff grade of 10 gram-meters (i.e. the product of the gold grade and true width thickness of the drill hole intercept).

The Sisters Property

The Sisters property, located in the Broken Hill Mining district of New South Wales, Australia, was acquired in October 2013. The 55 square kilometer license covers copper-gold mineral occurrences associated with quartz-magnetite alteration in outcrop, as well as drill defined zones of copper-cobalt mineralization. The project has not undergone significant exploration since the early 1970s, and EMX’s intention is to re-evaluate the property’s potential considering recent copper-gold +/- cobalt discoveries elsewhere in the district.

Qualified Person

Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and the Asia-Pacific.

Sweden

Eurasian’s Swedish subsidiary has a portfolio of 25 exploration permits covering over 790 square kilometers. This portfolio includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX entered into a two year Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. in 2011. During the term of the Strategic Alliance, three Designated Projects (“DPs”) were generated. The Company’s 2013 work focused on advancing two of these DPs, in addition to new property acquisitions and preparing other projects for partnership.

Antofagasta Strategic Alliance

The EMX-Antofagasta Strategic Alliance reached the end of its two year tenure on February 17, 2013. The Kiruna South, Iekelvare and Norrmyran DPs were generated during the course of the Alliance. Ongoing diamond drilling and Top of Bedrock/Base of Till (TOB/BOT) drilling programs were conducted at the Kiruna South DP, and TOB/BOT programs were initiated at Iekelvare. The Norrmyran DP was effectively tested in 2012, and no further work was conducted in 2013. Antofagasta funded both the Kiruna South and Iekelvare DPs through 2013. On March 3, 2014 Antofagasta advised Eurasian that it was discontinuing further funding of the DPs. EMX now has 100% control of the Sweden exploration portfolio, and is in discussions with a number of potential partners regarding available properties.

Kiruna South Project

The Kiruna South project is located in the Kiruna iron-copper-gold metallogenic province of northern Sweden. A three-hole reconnaissance diamond drill program was conducted in March and April 2013 in the north-central portion of the project’s Puoltsa Nr 10 license. A total of 629 meters were drilled, with all three holes intersecting low-grade copper mineralization: PAL-1N with 17.35 meters (177.75 -195.10m) of 0.11% copper, PAL-2N with 37.45 meters (33.15 -70.60m) of 0.15% copper and 11.30 meters (107.70 -119.00m) of 0.16% copper, and PAL-3S with 8.60 meters (55.60 -64.20m) of 0.21% copper (true widths unknown). The copper mineralization is predominantly hosted by calcite-scapolite ± biotite and magnetite veins and veinlets, as well as tectonic and hydrothermal breccias.

The 2013 TOB/BOT drilling campaign at Puoltsa consisted of 80 holes designed to test magnetic anomalies on the northeastern side of the property, and several other areas of interest identified by field mapping. This work resulted in the definition of the 200 by 600 meter “Gunilla” target area, where 14 of 37 TOB/BOT samples returned an average of 371 ppm copper. Four well mineralized samples were also collected from outcrop exposures at Gunilla (avg. Cu=2.3%, avg. Au= 2.34 g/t). Copper and gold mineralization occurs as disseminations in country rocks with intense sodic-calcic styles of alteration rich in magnetite and actinolite, and as copper and gold rich calcite-scapolite veins and breccias. An Iron-Oxide-Copper-Gold (“IOCG”) aureole with a surface extent of approximately 0.5 square kilometers appears to be developed around the periphery of a granitic pluton at Gunilla, as defined by the combination of field mapping, 2013 TOB/BOT drill results, and historic ground magnetic maps.

Iekelvare Project

At Iekelvare, 223 TOB/BOT holes totaling 1,655 meters were completed in 2013 with the goal of identifying the source of chalcopyrite and actinolite rich boulders known to exist on the property. The TOB/BOT sampling returned six bedrock samples from two drill-holes averaged 912 ppm copper, and remains open in two directions.

Other EMX Property Interests in Sweden

In addition to the Storåsen and Aitik South projects, which had been advanced independently of the Antofagasta Strategic Alliance, EMX acquired in 2013 the Gumsberg polymetallic (lead-zinc-silver-copper-gold) property in the historic Bergslagen District in southern Sweden. Gumsberg contains five historic polymetallic mines active from 1880s to 1920s, with production focused on lead-zinc-silver mineralization from Volcanogenic Massive Sulfide (VMS) type deposits. Since the 1970s, the Gumsberg property has seen relatively little exploration work, and EMX believes the district to be highly prospective for additional VMS discoveries, including copper and gold-rich styles of VMS mineralization.

EMX also holds a royalty interest in the Viscaria iron-copper property acquired from the 2010 purchase of the Phelps Dodge Exploration Sweden AB assets. Viscaria is being developed by Avalon Minerals Ltd. (ASX: AVI), and has current mineral resource estimates and a scoping study that outlines the project's mining upside.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Sweden.

Serbian Royalty Properties

EMX announced in its February 4, 2014 news release the purchase of a 0.5% NSR royalty from Euromax Resources Ltd. (TSX-V: EOX) of London, England (“Euromax”) for $200,000 covering Reservoir Minerals Inc.’s (TSX-V: RMC; “Reservoir” or “RMC”) share of minerals and metals mined from the Brestovac and Jasikovo East properties in Serbia. These two properties are included in RMC’s Timok Project joint venture with Freeport. The 0.5% NSR royalty is proportionately reduced to RMC’s interest in the properties as Freeport earns-in by making exploration expenditures under the circumstances provided in the NSR agreement. Freeport has thus far earned a 55% interest in the Timok Project joint venture.

In January 2014, RMC announced an initial NI 43-101 resource estimate for the Cukaru Peki deposit’s High Sulphidation Epithermal (HSE) zone of copper and gold mineralization (see RMC news release dated January 27, 2014). According to Reservoir, the HSE inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off was estimated to be “65.3 million tonnes at an average grade of 2.6% copper and 1.5 grams per tonne (g/t) gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent.” Reservoir stated that the underlying porphyry type mineralization had not been modeled or included in the resource estimate “due to the lack of drill data and geometrical understanding.” Reservoir also remarked in its news release that the discovery at Cukaru Peki “demonstrates the potential for additional blind discoveries within the Timok Magmatic Complex.”

The royalty acquisition from Euromax complemented EMX’s previously established royalty portfolio in Serbia, which includes the Brestovac West property located adjacent to Brestovac. These properties were sold to a predecessor in title to Reservoir in 2006 for cash, NSR royalties (2% on gold and silver, and 1% on all other metals), work commitments, and other considerations. Together, EMX’s Brestovac and Brestovac West royalty properties comprise RMC’s Brestovac-Metovnica exploration permit. EMX’s consolidation of the Brestovac, Brestovac West, and Jasikovo East royalty properties strategically positions the Company to participate in ongoing discoveries in the Timok Magmatic Complex, one of the richest copper-gold mineral belts in Europe. Elsewhere in EMX’s Serbian royalty portfolio, encouraging high-grade gold intercepts from drilling and trench sampling were reported by RMC from the Deli Jovan joint venture project.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Serbia.

Haiti

Eurasian and joint venture partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont, (collectively, the “JV”) have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences and prospects. The JV's efforts have developed several exploration targets that are ready for drill testing pending approval of the Research Permits by the Government of Haiti.

EMX’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

In March 2013, the Haitian Government suspended its Mining Convention process while Parliament began working on a new mining law with the help of the World Bank. The Government's goal is to reform the mining law to be more consistent with current international standards. Consequently, the Government deferred further consideration of the JV’s request for the Research Permits that would cover the six Designated Projects, and EMX's request for an extension of the Grand Bois Research Permit, while revisions to the mining law are pending.

As a result of the suspension of the Mining Convention, Newmont placed the JV’s Designated Projects on care and maintenance status, but continued with its community relations programs. EMX considered the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and also placed its Grand Bois project on care and maintenance status. Throughout 2013, Newmont continued its efforts on behalf of the JV to engage with the community and government. This included meetings and site visits with various senators to help educate them about the JV’s activities and about exploration and mining in general.

The Government expects to release a draft of the new mining code sometime in early 2014, followed by stakeholder review and Government approval later in the year and a Parliament vote in 2015. The Company remains committed to advancing the mining industry’s contribution to Haiti’s economic development, and looks forward to working with the Government of Haiti in its effort to bring the mining law to current international standards.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Far East Russia – IG Copper, LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. EMX is IGC’s largest shareholder with 40.96% of the issued and outstanding shares (36.6% equity position on a fully-diluted basis) resulting from investments starting in 2011 that now total approximately US$ 6.8 million.

Malmyzh is a grassroots, district-scale exploration discovery that is being advanced towards resource delineation. Malmyzh’s porphyry centers occur as Cretaceous-age dioritic stocks that intruded and hornfels-altered siltstone and sandstone sedimentary sequences. Copper-gold mineralization occurs in the porphyry intrusives, as well as in the hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 0.5 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth.

As outlined in an EMX news release dated November 5, 2013, IGC advised that diamond drilling had principally been focused on delineating near-surface copper-gold mineralization at four of fourteen known porphyry target areas. These porphyry targets occur within a 16 by 5 kilometer intrusive corridor concealed beneath a shallow cover of soil and vegetation.

The majority of the drill meters have been concentrated on defining the Central, Freedom, and Valley prospects on nominal 200 meter centers with a combination of vertical and angle holes. Central is delineated as a 1,000 by 550 meter area of mineralization principally hosted in diorite porphyry rocks to depths of 400-600 meters. The Freedom prospect consists of two copper-gold mineralized bodies coincident with magnetic highs, and having dimensions of 1,400 by 700 meters and 1,300 by 400 meters and extending to depths of 400-500 meters. Freedom remains open for expansion in all directions. Valley is currently outlined as a 1,300 by 1,200 meter prospect with copper-gold mineralization hosted in diorite porphyries and hornfelsed sedimentary rocks to depths of 400-550 meters, and remains open to the northeast and southwest. Drilling highlights from these three key prospects include1:

  Central: 406.7 meters (43.9-450.6m) averaging 0.52% copper and 0.29 g/t gold (0.69% CuEq),

  Freedom: 111.6 meters (25.2-136.8m) averaging 0.80% copper and 1.01 g/t gold (1.41% CuEq) within a broader zone of 459.3 meters (25.2-484.5m) averaging 0.36% copper and 0.41 g/t gold (0.61% CuEq), and

  Valley: 99.4 meters (52.5-151.9 m) averaging 0.69% copper and 0.40 g/t gold (0.93% CuEq) within a broader zone of 459.2 meters (14.1-473.3 m) at 0.47% copper and 0.21 g/t gold (0.59% CuEq).

1 Copper equivalent (CuEq) calculated as Cu% + (Au g/t * 0.6) . Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization.

IGC’s exploration drilling programs (136 diamond drill holes totaling ~48,000 meters as reported in November, 2013) have been highly successful, with over 90% of the holes intersecting significant (greater than 0.3% copper equivalent) copper-gold mineralization. From this drilling, thirty-eight holes (28%) total over 100 CuEq%-meters as a grade-thickness product, and of these nine holes (7%) total over 200 CuEq%-meters (max = 280 CuEq%-meters). Subsequently, IGC advised that diamond drilling was ongoing as of February, 2014, with a project total of over 70,000 meters from more than 200 holes; assay results are pending from IGC.

Additional IGC developments in 2013 included the acquisition of the 390 square kilometer Shelekhovo gold-silver-copper property 150 kilometers to the northeast of Malmyzh, and an administrative name change from InterGeo Resources to IG Copper LLC.

Further discussion of IGC’s exploration results, and EMX’s due diligence data verification and Quality Assurance and Quality Control procedures can be found in the Company’s November 5, 2013 news release.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Far East Russia.

Slovakia and Peru

EMX initiated a geothermal energy program in 2010. EMX's first acquisitions were in two of Slovakia's most promising regions for geothermal power generation, which include the Ziar Basin of west-central Slovakia and the Pannonian Basin in the eastern part of the country. EMX also assessed opportunities in Peru that led to the acquisition of four geothermal licenses that occur in prospective regions of Peru's Western and Eastern Cordillera. Slovakia's proactive stance towards geothermal energy projects and Peru’s significant steps taken towards developing "renewable energy" resources create favorable business climates for development and potential revenue streams to EMX in the future. Eurasian sold its geothermal assets in 2013 to Starlight Geothermal Ltd. ("SGL") for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production (see Company news release dated August 7, 2013).

DESCRIPTION OF CAPITAL STRUCTURE

Eurasian’s authorized capital consists of two classes of equity securities, an unlimited number of Common Shares without par value, and an unlimited number of preferred shares without par value.

As of March 31, 2014, Eurasian had 73,028,209 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of Eurasian’s assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Eurasian. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of Eurasian as may be distributable to such holders.

DIVIDENDS

Eurasian has not, since its incorporation, paid any dividends on any of its Common Shares. Eurasian has no present intention to pay dividends, but Eurasian’s Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. See “General Development of Business – Risk Factors”. The Company is prohibited from paying any dividend which would render it insolvent.

MARKET FOR SECURITIES

The Common Shares are traded in Canada on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-V during the periods indicated:

	High	Low	Volume
January 2013	$2.15	$2.00	1,250,100
February 2013	$2.13	$1.90	2,434,600
March 2013	$2.15	$1.93	2,058,700
April 2013	$2.10	$1.32	1,685,500
May 2013	$1.82	$1.40	2,058,700
June 2013	$1.72	$1.02	488,200
July 2013	$1.53	$1.21	364,300
August 2013	$1.56	$1.25	362,900
September 2013	$1.46	$1.21	165,900
October 2013	$1.33	$1.13	460,000
November 2013	$1.25	$0.81	500,100
December 2013	$1.09	$0.86	219,100

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of each director and executive officer of the Company, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held & Date of Appointment as Director
David M. Cole Colorado United States of America	President and CEO of the Company, March 2003 to present.	President, CEO and Director November 24 , 2003
Brian E. Bayley (2) (3) (4) British Columbia Canada	President of Ionic Management Corp. (private management company) December 1996 to present. Director and officer of various public companies.	Director May 13, 1996
Michael D. Winn(4) California United States of America	President of Seabord Capital Corp. (private consulting
company).

President of Seabord Services Corp. (private management,
administrative, and regulatory services company).

	Director and officer of various public resource companies.	Chairman May 23, 2012 Director November 24 , 2003
George K. C. Lim (2) (3)(4) British Columbia Canada	Chief Financial Officer of Dundarave Resources Inc. (publicly traded (TSX-V) mineral exploration company).	Director August 28, 2008
M. Stephen Enders Colorado United States of America	Chief Operating Officer of the Company, May 23, 2012 to
present.

Director of Renaissance Resource Partners (private
company providing consulting services to resource
companies), February 2009 to present.

Senior Vice President of Newmont, September 2003 to
	January 2009.	Chief Operating Officer May 23, 2012 Executive Chairman May 7, 2010 to May 23, 2012 Director May 19, 2009
Brian K. Levet (3) Western Australia Australia	Retired, January 2011 to present. Various executive and management positions at Newmont, 1983 to December 2010.	Director March 18, 2011
James A. Morris Utah United States of America	Managing Partner of Vineyard Cove LLC (private human services company) Founder and President of M&P Development, LLC (private real estate development company), 2005 to 2012.	Director August 17, 2012

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held & Date of Appointment as Director
Larry M. Okada(2) British Columbia, Canada	Chief Financial Officer of BC Gold Corp. (publicly traded
(TSX-V) mineral exploration company).

Interim Chief Financial Officer of Africo Resources Ltd.
	(publicly traded (TSX) mineral exploration company).	Director June 11, 2013
Christina Cepeliauskas British Columbia Canada	Chief Financial Officer of
· the Company, September 2008 to present;

· Atico Mining Corporation (publicly traded ()
mineral exploration company), May 2011 to
present,

· Reservoir Capital Corp. (publicly traded (TSX-V)
mineral exploration company), May 2009 to
present, and

· Reservoir Minerals Inc.(publicly traded (TSX-V)
mineral exploration company), October 2011 to
	May 22, 2012	Chief Financial Officer
Valerie A. Barlow British Columbia Canada	Corporate Secretary of
· the Company, January 2011 to present,

· Sundance Minerals Ltd. (publicly traded (TSX-V)
mineral exploration company), September 15, 2011 to
present, and

· Seabord Services Corp., August 2010 to present,
Formerly

· Acting Corporate Secretary of Sierra Geothermal
Power Corp. (publicly traded (TSX-V) energy Company),, September
2009 to August 2010;

· Corporate Secretary of Jinshan Gold Mines
Inc.(publicly traded (TSX) mining company), May
2009 to September 2009;

· Assistant Corporate Secretary of Jinshan Gold Mines
	Inc., May 2008 to May 2009.	Corporate Secretary

1.	The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.

2.	Denotes member of the Audit Committee.

3.	Denotes member of the Compensation and Benefits Committee.

4.	Denotes member of the Nominating and Corporate Governance Committee.

Each director’s term of office expires at the next annual general meeting of Eurasian’s shareholders.

Shareholdings of Directors and Senior Officers

As at March 31, 2014, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 13,344,160 Common Shares representing approximately 18.27 % of the outstanding Common Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, no director or executive officer of Eurasian are, or within the last ten years have been:

(i)

a director, chief executive officer or chief financial officer of any reporting issuer that, while such person was acting in that capacity or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the issuer but which resulted from an event while the director or executive officer was a director, chief executive officer or chief financial officer of that issuer, was the subject of a cease trade or similar order or an order that denied access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person;

(ii)

bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets;

(iii)

subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or has entered into a settlement agreement with a securities regulatory authority; or

(iv)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

1.	Brian E. Bayley was a director from June 15, 2001 to November 30, 2010 of American Natural Energy Corp. (TSX-V listed) which was issued cease trading orders by the:

(a) British Columbia Securities Commission (“BCSC”), Autorité des marchés financiers de Québec (“AMF”) and Manitoba Securities Commission (“MSC”) in June 2003 for failing to file financial statements and pay filing fees. The orders were rescinded in August and September 2003 when it filed its financial statements and paid the filing fees; and

(b) BCSC in July 2007, AMF in August 2007, Ontario Securities Commission (“OSC”) in August, 2007, Alberta Securities Commission (“ASC”) in November 2007 and MSC in March 2008 for failing to file financial statements and Management’s Discussion & Analysis. The orders were rescinded on October 29, 2008 when it filed the financial statements and Management’s Discussion & Analysis.

2.

Brian E. Bayley was a director from December 14, 1999 to August 30, 2013 of Esperanza Silver Corp. (TSX-V listed) which became aware in early 2003 that it was subject to outstanding cease trading orders issued by the ASC on September 17, 1998 and AMF on August 12, 1997 for the failure of previous management to file financial statements and pay filing fees. Esperanza’s new management filed the financial statements and paid the filing fees and the orders were rescinded on May 16, 2003 by the AMF and on August 1, 2003 by the ASC.

3.

Brian E. Bayley was a director from November 28, 2001 to June 17, 2008 of Etrion Corporation (TSX listed) and a director and officer from January 1997 to January 2005 of Quest Ventures Ltd. (private company) which companies became subject to an order issued on February 27, 2002 by the BCSC respecting a private placement of Etrion’s securities to Quest preventing the further use of certain exemptions under the Securities Act (British Columbia) until Etrion’s shareholders approved the placement. Such approval was obtained on May 23, 2002 and the BCSC reinstated the availability of the exemptions for both companies shortly thereafter.

Conflicts of Interest

Directors and officers of Eurasian may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See “Development of Business – Risk Factors” for more details.

Audit Committee Information

Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110 Audit Committees of the Canadian Securities Administrators., is provided in Schedule A to this AIF.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Eurasian is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any director or executive officer of Eurasian, (ii) a person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Eurasian’s outstanding securities, and (iii) any associate or affiliate of any person or company referred to in either (i) or (ii) above, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect Eurasian or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Eurasian is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators are contracts, other than contracts entered into in the ordinary course of the Company’s business that are material to the Company. The following is a list of material contracts entered into since January 1, 2012 and material contracts entered into prior to January 1, 2012 that remain in effect.

1.

Registrar and Transfer Agency Agreement between the Company and Montreal Trust Company dated August 12, 1996 appointing Montreal Trust as the Company’s registrar and the provision of transfer agency services for the Common Shares.

2.

Assignment of Agencies Agreement among the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada dated January 26, 2001 appointing Computershare as the Company’s registrar and transfer agent for the Common Shares.

3.	Services Agreement between the Company and Seabord Services Corp. dated January 1, 2012 in respect of Seabord providing various consulting, administrative, accounting, management and related services.

4.	Listing Agreement dated January 3, 2012 with the TSX-V, pursuant to which the Common Shares are listed and traded on the Exchange.

5.	Listing Agreement dated January 17, 2012 with the NYSE MKT, pursuant to which the Common Shares are listed and traded on the NYSE MKT.

6.	Agreement and Plan of Merger dated February 7, 2013 among the Company, EMX (Utah) Corp. and BULM relating to the Company’s acquisition of BULM.

7.	Option Agreement dated June 10, 2013 between the Company and Çolakoğlu relating to the Akarca property in Turkey.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are names as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
Davidson and Company LLP, Chartered Accountants	Independent Auditors, Report of Independent Registered Public Accounting Firm dated March 27, 2014 for the consolidated financial statements as at and for the years ended December 31, 2013 and 2012.
John E. Dreier, Ph.D, CPG 11190	Technical Report Author; Report dated November 1, 2011 and titled Akarca Gold-Silver Project Technical Report, Turkey
Simon Meldrum, BSc. (Hons)(Geo), MemSEG, MemAIG	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey
Andrew J. Vigar, Mining Associates Pty. Ltd.	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey
Gary H. Giroux, P.Eng, MASc.	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey

Interests of Experts

Davidson and Company LLP have advised the Company that they are independent of the Company within the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the Company’s knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company.

None of such experts nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal, is holders of the Company’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management’s Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year, all of which are filed on SEDAR. See Schedules A and B for the Audit Committee’s charter and particulars of related matters.

Other additional information related to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A - AUDIT COMMITTEE CHARTER

I.	MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Eurasian Minerals Inc. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of at least three members, majority of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B.	Qualifications

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable United States securities laws and stock exchange rules (collectively, the “U.S. Rules”)) from, or be an “affiliated person” (as such term is defined under applicable U.S. Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable U.S. Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable U.S. Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be:

1.

Financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities.

2.	An “audit committee financial expert” (as such term is defined under applicable U.S. Rules).

C.	Appointment and Removal

In accordance with the Company’s Articles, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.	Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.	DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1)

. Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2)	. Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3)	. Require the Auditor to report directly to the Committee.

4)	. Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5)

. Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6)	. Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7)

. Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a)	constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8)

. Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

9)

. Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

10)	. Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

11)

. Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

12)	. Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13)

. Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14)

. Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15)

. Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

16)	. Review and approve related party transactions if required under applicable U.S. Rules.

Manner of Carrying Out its Mandate

17)

. Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18)	. Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19)	. Have the authority, to the extent it deems necessary or appropriate, to retain independent legal counsel, and accounting or other consultants to advise the Committee.

20)	. Meet separately, to the extent it deems necessary or appropriate, with management and the Auditor.

21)	. Make periodic reports to the Board as is necessary or required.

22)	. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23)	. Annually review the Committee’s own performance.

24)	. Provide an open avenue of communication between the Auditor and the Board.

25)

. Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C.	Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This Charter, as amended, was approved by the Board of Directors on March 28, 2013.

SCHEDULE B - AUDIT COMMITTEE MATTERS

Overview

The Audit Committee of the Board is principally responsible for recommending to the Board the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

  overseeing the work of the external auditor.

  reviewing the Company’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company.

  reviewing the Company’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Composition of the Audit Committee

The Audit Committee consists of three directors all of whom are independent and financially literate. In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, all of whom are not officers or employees of the Company. The Audit Committee complies with these requirements.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
George K. C. Lim (Chairman)	Yes	Yes
Larry M. Okada	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Company to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A. – 1979 Queen’s University Kingston, ON
Director and officer of numerous publicly traded
companies (1986 – present), including Sprott
Resource Lending Corp. (publicly traded natural
resource lending company), and investor in
numerous publicly traded companies during
which time and as a result of such investments
has reviewed and analyzed numerous financial
statements.
George K. C. Lim	Member of Institute of Chartered Accountants of B.C. – 1985 Member of Certified General Accountants of B.C. - 1985
CFO of various publicly traded companies and
has worked in the mining industry since 1999.
Prior to that was in public practice for 24 years.
Also worked with Audit Committees and
Boards of Directors on matters relating to audits
for numerous years.
Larry M. Okada	Member of Institute of Chartered Accountants of B.C. – 1976 Member of Institute of Chartered Accountants of Alberta – 1976 Certified Public Accountant – Washington State - 2000	Has been in public accounting practice with
Deloitte, PricewaterhouseCoopers LLP and his
own firm for over 35 years. Majority of his
clients have been public mining companies
listed on the TSX-V. He is a director and Audit
Committee Chair for Revett Minerals Inc.
(TSX: RVM; NYSE MKT: RVM), Forum
Uranium Corp (TSX-V: FDC) and Rokmaster
Resources Corp. (TSX-V: RKR).

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Company’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only.”

Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

  the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit);

  the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 (which exempts a replacement member of the Audit Committee from being independent until the later of the next annual general meeting of shareholders or the six month anniversary of the date on which the vacancy filled by the member was created, if the vacancy resulted from the death, disability or resignation of an audit committee member; or

  an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
December 31, 2013	141,372	102,000	Nil	Nil
December 31, 2012	189,000	93,000	Nil	Nil

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Company’s corporate tax returns.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.